UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of December 2023.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

SQM AND HANCOCK ENTER INTO
IMPLEMENTATION DEED WITH AZURE MINERALS

Santiago, Chile. December 18, 2023 – Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-A, SQM-B) informs that today SQM and Hancock Prospecting Pty Ltd (Hancock), together “the Joint Bidders”, have entered into a transaction implementation deed (Implementation Deed) with Azure Minerals Limited (Azure) (ASX: AZS) under which it is proposed that the Joint Bidders (via SH Mining Pty Ltd (BidCo)) will acquire all of the Azure shares they do not already own by way of a joint scheme of arrangement for a cash price of A$3.701 per Azure share (Scheme), and a simultaneous conditional joint off-market takeover bid for a cash price of A$3.652 per Azure share (Takeover Bid), together “the Transaction”.

Highlights

•The Joint Bidders’ offer to acquire all of the Azure shares they do not already own for cash consideration of A$3.70 per share pursuant to the Scheme represents a substantial premium of 58.1% to the undisturbed closing price of Azure shares on August 11, 2023 of A$2.34 per share;
•The Azure Board has unanimously recommended the Transaction in the absence of a superior proposal and subject to an independent expert concluding, and continuing to conclude, that the Scheme is in the best interests of Azure shareholders and that the Takeover Bid is fair and reasonable3;
•The Transaction is subject to limited conditions and is not subject to financing or due diligence conditions; and
•Azure has received statements of support from the Delphi Group and Creasy Group, both major shareholders in Azure owning approximately 10.15% and 12.84% respectively, of the shares on issue in Azure, that they each intend to support the Transaction, subject to no superior proposal to acquire 100% of the issued capital of Azure emerging.

Azure Board and shareholder support

The Azure Board unanimously recommends that Azure shareholders vote in favour of the resolutions to approve the joint bidding arrangements and the Scheme and to accept the Takeover Bid if the Scheme is not successful, in the absence of a superior proposal and subject to an independent expert concluding, and continuing to conclude, that the Scheme is in the best interests of Azure shareholders and that the Takeover Bid is fair and reasonable.

Subject to those same qualifications, each member of the Azure Board intends to vote all Azure shares held or controlled by them in favour of the resolutions to approve the joint bidding arrangements and the Scheme and, in the event that the Scheme is not successful, accept those Azure shares into the Takeover Bid.

1Implies a fully diluted equity value of A$1.70 billion based on the Scheme consideration of A$3.70 per Azure share multiplied by the sum of the 458,679,575 Azure shares on issue and 1,500,000 in-the-money options.
2 Implies a fully diluted equity value of A$1.68 billion based on the Takeover Bid consideration of A$3.65 per Azure share and the assumptions above.
3 The Azure Board unanimously recommend that Azure shareholders vote in favour of the Scheme and accept the Takeover Bid but only if the Scheme is not successful or is terminated in certain circumstances.

Azure has publicly announced that Yandal Investments Pty Ltd (Creasy Group), which currently holds, and/ or can control the votes in relation to, 58,883,978 Azure shares (representing approximately 12.84% of the total number of Azure shares on issue), and the Delphi Group, which currently holds, and/ or can control the votes in relation to, 46,557,924 Azure shares (representing approximately 10.15% of the total number of Azure shares on issue), have each confirmed to the Directors of Azure that they intend to vote those shares (and any shares they acquire in the future) in favour of any resolution proposed in connection with the Transaction seeking approval of the joint bid arrangements between SQM and Hancock for the purposes of section 611 item 7 of the Corporations Act, and in favour of the Scheme, subject to no superior proposal to acquire 100% of the issued capital of Azure emerging beforehand. Each of those shareholders have also confirmed that if the Scheme is unsuccessful, they intend to accept the Takeover Bid upon it becoming unconditional and subject to no superior proposal to acquire 100% of the issued capital of Azure emerging beforehand.

Benefits of the Transaction

(i) Highly attractive premium: As of October 20, 2023 (the last trading day prior to the announcement of the Previous Transaction (defined further below)), the Scheme price of A$3.70 per Azure share represents a highly attractive premium of
•51.6% premium to last closing share price before announcement of the Previous Transaction of A$2.44 per share;
•63.9% premium to the 10-day VWAP before announcement of the Previous Transaction of A$2.26 per share;
•5.1% premium to the Previous Transaction scheme offer price of A$3.52 per share;
•54.2% premium to the A$120m equity placement at A$2.40 per share; and
•58.1% premium to the undisturbed Azure share price on 11 August 2023 of A$2.34, being the last trading day prior to SQM’s initial proposal becoming public.

(ii) Increased cash consideration: The Transaction provides Azure shareholders with substantially increased cash consideration to the Previous Transaction offer of A$3.52 per share and is particularly compelling in the context of the Andover project being in its exploration phase and given falling lithium prices and market risks.

(iii) Cash certainty: The offer provides Azure shareholders with the certainty of a cash offer at a premium to the Previous Transaction and in doing so delivers materially increased value to Azure shareholders.

(iv) Execution certainty: The Transaction is firm from a value perspective and offers a higher execution certainty due to the combination of SQM and Hancock (who are also Azure’s two largest shareholders).

(v) Funding certainty: The Transaction is not subject to financing risk and the Implementation Deed does not include a financing condition.

SQM CEO, Ricardo Ramos, said:

"SQM is delighted to partner with Hancock to present this highly attractive revised offer for Azure shareholders, providing a compelling cash value in a time of broader market volatility. We are pleased to have received the unanimous support from the Azure Board and support from substantial shareholders Delphi Group and Creasy Group for the Transaction.

As Azure’s 19.4% shareholder, SQM is pleased with the progress Azure’s management team have made in understanding the potential of Andover through exploration drilling. Moving forward, SQM will look to deploy its lithium expertise alongside Hancock’s significant local mining knowledge and track record of project development to manage the elevated risk profile associated with early-stage exploration projects."

Hancock CEO, Garry Korte, said:

"Under the leadership of our Executive Chairman Mrs Gina Rinehart AO, Hancock is delighted to team up with SQM to pursue an acquisition of joint control of Azure. The partnership brings together Hancock, Australia’s most successful private resource company and SQM, one of the world’s leading lithium producers. This powerful partnership brings together the complementary skills of our respective companies across West Australian mining exploration, development, operation and processing for the long term. We are pleased to provide Azure shareholders with this compelling offer to receive substantial cash value for their shares despite weakening market conditions."

Overview of the Scheme

The Joint Bidders’ offer to acquire all of the Azure shares they do not already own for cash consideration of A$3.70 per share by scheme of arrangement represents a compelling value proposition for Azure shareholders.

The Scheme is subject to limited conditions being satisfied or waived including:

•Azure shareholder approval for the Scheme;
•Azure shareholder approval for the joint bidding arrangements;
•Australian Court approval;
•BidCo obtaining approval from Australia’s Foreign Investment Review Board (FIRB);
•BidCo obtaining specific competition law approvals;
•customary conditions including no material adverse change of Azure and no prescribed occurrences; and
•the independent expert concluding (and continuing to conclude) that the Scheme is in the best interests of Azure shareholders.

The Scheme is not subject to a financing condition.

Full details of the conditions of the Scheme and other agreed terms are set out in the Implementation Deed, a copy of which was released to the ASX by Azure today.

Overview of the Takeover Bid

Pursuant to the terms of the Takeover Bid, accepting Azure shareholders will be entitled to receive cash consideration of A$3.65 per share, reflecting a discount to the Scheme cash consideration, and subject to the Takeover Bid being declared or becoming unconditional.

The Takeover Bid is conditional upon (among limited other conditions):

•the Scheme not being successful or being terminated in certain circumstances;
•Azure shareholder approval for the joint bidding arrangements;
•BidCo obtaining FIRB approval;
•BidCo obtaining specific competition law approvals; and

•customary conditions including no material adverse change of Azure and no prescribed occurrences.

The Takeover Bid is not subject to any financing or due diligence conditions and does not have a minimum acceptance condition thereby providing a liquidity opportunity in the event the Scheme is unsuccessful or is terminated in certain circumstances.

The Takeover Bid will remain open for a period of at least 20 business days after the date of the Azure shareholder meeting to vote on the Scheme. This will allow Azure shareholders the opportunity to consider the Takeover Bid after they have voted on the Scheme and the outcome of that vote is known.

Other Key Details of the Implementation Deed

The Implementation Deed contains customary exclusivity provisions including ‘no shop’ and ‘no talk’ restrictions (subject to customary fiduciary out exceptions), notification obligations, and a matching right in favour of the Joint Bidders in respect of competing proposals. The Implementation Deed also details the circumstances under which a break fee of A$16.9 million may be payable to the Joint Bidders by Azure.

Joint Bidding Deed

To facilitate the Transaction, SQM and Hancock have entered into a Joint Bidding Deed. Since SQM and Hancock together hold more than 20% of Azure shares, in accordance with the requirements of the Australian Corporations Act 2001 (Cth) (Corporations Act), Azure shareholders (other than SQM and Hancock and their respective associates) will need to approve the joint bid arrangements before the Transaction can proceed. A shareholder vote to obtain this approval is expected to be held immediately prior to the Azure shareholders meeting to vote on the Scheme.

To ensure the Joint Bidding Deed complies with Australian Securities and Investments Commission (ASIC) policy, the Joint Bidding Deed contains provisions designed to replicate the conditions imposed in ASIC’s customary joint bid relief including that the Joint Bidders must match or accept a higher rival bid, and immediately terminate the Joint Bidding Deed if the Scheme has not, or will not, become Effective (as defined in the Implementation Deed) on or before the End Date (as defined in the Implementation Deed) and the Takeover Bid is withdrawn or lapses for any reason.

ASIC Relief

SQM has obtained ASIC relief that allows the Implementation Deed to replace the binding transaction implementation deed previously agreed between SQM and Azure on October 26, 2023 (Previous Transaction). Under the terms of the ASIC relief, SQM is required to proceed with the takeover bid under the Previous Transaction if the Transaction is terminated for any reason or the Joint Bidders seek to make an unauthorised material variation to the terms of the Joint Bidding Deed or the Implementation Deed without ASIC’s consent and the Takeover Bid is withdrawn or lapses, and Azure has agreed to enter into a new implementation agreement in the same or substantially the same form as entered into with SQM at the time of announcement of the Previous Transaction. Therefore, Azure shareholders retain the benefit of the Previous Transaction as a ‘fallback’ option should the Transaction be unsuccessful.

Indicative Timetable4

Azure intends to send an explanatory booklet containing further information in relation to the Transaction to Azure shareholders in mid February 2024.

Meetings for Azure shareholders to vote on the joint bid arrangements between SQM and Hancock and the Scheme are expected to be held in mid March 2024 and, if approved by Azure shareholders and the Court, the Scheme will be implemented shortly thereafter.
4 Dates are indicative only and subject to change.

About SQM
SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com
Irina Axenova 56-2-24252280 / irina.axenova@sqm.com
Isabel Bendeck 56-2-24252274 / isabel.bendeck@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com
Pablo Pisani / pablo.pisani@sqm.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: December 18, 2023	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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